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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

RECD S.E.C.
FEB 10 2003
563

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17106

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COSSE INTERNATIONAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 - 5th Avenue, Suite 3024
(No. and Street)

Seattle, WA 98101
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dennis A. Young 206-624-6651
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS LLP
(Name – *if individual, state last, first, middle name*)

1001 - 4th Avenue, Suite 2900 Seattle, WA 98154
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dennis A. Young, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COSSE INTERNATIONAL SECURITIES, INC., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Account 001-69002 Charles B. Cosse

Account 001-69006 Charles B. Cosse and Sandra Cosse, JTWROS

Account 001-69008 Charles B. Cosse c/f Laura M. Cosse UGMA/WA

Signature

Vice President/Treasurer

Title

Notary Public

NOTARY PUBLIC
STATE OF WASHINGTON
SHERRY HEEN
My Appointment Expires DEC. 2, 2003

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Statement of Cash Flows

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholder and Board of Directors
Cossè International Securities, Inc.

We have audited the accompanying statement of financial condition of Cossè International Securities, Inc. as of December 31, 2002, and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cossè International Securities, Inc. as of December 31, 2002, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in Schedules I through IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Seattle, Washington
January 10, 2003

COSSÈ INTERNATIONAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash, subject to immediate withdrawal	$ 616,804
Segregated cash	357,410
Receivable from customers	951
Securities owned	7,804
Note receivable	6,216
Deposits with clearing organization and others	134,433
Property, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $132,566	8,097
	$ 1,131,715

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Payable to customers	$ 305,810
Accrued liabilities	13,000
	318,810
COMMITMENT (Note 7)	
STOCKHOLDER'S EQUITY	
Common stock, $100 par value, 500 shares authorized, 250 shares issued and outstanding	25,000
Retained earnings	787,905
	812,905
	$ 1,131,715

COSSÈ INTERNATIONAL SECURITIES, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2002

REVENUES	
Commissions	$ 1,034,405
Interest and dividends	38,587
	1,072,992
EXPENSES	
Employee compensation, benefits and payroll taxes	435,657
Occupancy	132,899
Settlement, clearing fees and data processing	101,873
Office supplies and expense	49,747
Business taxes and licenses	22,556
Professional fees	21,245
Communications	20,146
Interest	1,434
Other operating expenses	54,692
	840,249
NET INCOME	$ 232,743

See accompanying notes.

COSSÈ INTERNATIONAL SECURITIES, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
BALANCE, December 31, 2001	250	$ 25,000	$ 845,162	$ 870,162
Net income	-	-	232,743	232,743
Dividends	-	-	(290,000)	(290,000)
BALANCE, December 31, 2002	250	$ 25,000	$ 787,905	$ 812,905

COSSÈ INTERNATIONAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

OPERATING ACTIVITIES	
Net income	$ 232,743
Adjustments to reconcile net income to net cash from operating activities	
Depreciation and amortization	23,420
Changes in assets and liabilities	
Segregated cash	(301,838)
Receivable from customers	87,794
Deposits with clearing organizations and others	(93,133)
Payable to customers	277,086
Accrued liabilities	(934)
	225,138
INVESTING ACTIVITIES	
Sale of securities owned	276,460
Collections on note receivable, net of unamortized discount	262
Purchase of equipment	(543)
Retirement of equipment	1,279
	277,458
FINANCING ACTIVITIES	
Dividends paid	(290,000)
INCREASE IN CASH	212,596
CASH BALANCE	
Beginning of year	404,208
End of year	$ 616,804
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid for interest	$ 1,434

See accompanying notes.

Note 1 - Summary of Significant Accounting Policies and Operations

Operations - Cossè International Securities, Inc. (the Company) operates as a securities broker-dealer for the accounts of customers. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

Securities Transactions - Securities transactions and the related commission revenue and expense are recorded on a settlement date basis, generally three business days after the trade date. The results of operations using the settlement date basis are not materially different from recording such transactions on a trade date basis.

Receivable from and Payable to Customers - Accounts receivable from and payable to customers include amounts due on cash transactions. Securities owned by customers are held as collateral for receivables.

Securities Owned - Securities owned are marked to market at month end. Investment securities owned consist funds held within a money market fund, the fair market value of which approximates cost at December 31, 2002.

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Depreciation - Depreciation is provided using the straight-line method over estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Federal Income Tax - The Company has elected S corporation status for tax purposes and its income is included in the personal tax return of its stockholder. The Company generally makes distributions to the stockholder to pay the liabilities arising from this election.

Cash - For presentation in the statement of cash flows, cash includes unrestricted balances subject to immediate withdrawal.

Note 2 - Segregated Cash

In accordance with regulations of the Securities and Exchange Commission, the Company maintains special reserve bank accounts for the exclusive benefit of customers. At December 31, 2002, $357,410 was held in segregated accounts.

Note 3 - Note Receivable

The Company has a non-interest bearing note receivable from a former employee whereby it receives annual payments totaling $1,200. The balance is shown net of $6,684 unamortized discount to reflect present value at an effective annual interest rate of 15%.

Note 4 - Line of Credit Agreement

The Company has a $2,000,000 line of credit with a bank, which is subject to renewal on July 1, 2003. Interest is payable at the bank's prime rate. The Company's stockholder guarantees the line. At December 31, 2002, the Company had no outstanding borrowings under the agreement.

Note 5 - Deposits with Clearing Organization and Others

The Company has agreements with the National Securities Clearing Corporation and the Depository Trust Company whereby these organizations clear all trades and perform certain other services for the Company. The agreements are cancelable with written notice by either party. As part of these arrangements, the Company is required to maintain deposits at the organizations and must maintain excess net capital of $500,000 (Note 9).

Note 6 - Employee Benefits

The Company has established a retirement plan, Cossè International Securities, Inc. Salary Deferred 401(k) Profit Sharing Plan and Trust (the Plan). All salaried employees are eligible to participate in the Plan. There are no age or length of service requirements. Employer contributions are discretionary. Allocation to participants is based on employee compensation. Employer contributions vest to the participant gradually with 100% vesting after six years. The Company made no contributions to the Plan in 2002.

Note 7 - Commitment

The Company leases its office space under an operating lease that expires April 30, 2003. Rental expense under the lease was approximately $103,300 for the year ended December 31, 2002.

The Company is obligated to pay $35,320 in minimum lease payments in 2003.

Note 8 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $794,003, which was $544,003 above its required net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 0% at December 31, 2002.

Note 9 - Report on Internal Control

In accordance with certain rules of the Securities and Exchange Commission, a report on the Company's internal accounting control was furnished to the Commission. A copy of the report is available for examination at the Company's office or at the regional office of the Securities and Exchange Commission.

Note 10 - Concentrations of Credit Risk

The Company is actively involved in securities brokerage and trading. These services are provided to a large and diversified group of clients. The Company's exposure to credit risk associated with the non-performance of these clients in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of clients to satisfy their obligations to the Company.

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash. From time to time, the Company has a cash balance in excess of the federally insured limit at a single financial institution. Management believes the Company is subject to minimal risk as it places its cash with high credit quality financial institutions.

SUPPLEMENTAL INFORMATION

SCHEDULE I

COSSÈ INTERNATIONAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$ 812,905
Deductions	
Fixed assets, notes receivable, and certain deposits	18,746
Net capital before haircuts on securities positions	794,159
Haircuts on securities owned	156
Net capital	$ 794,003

COMPUTATION OF AGGREGATE INDEBTEDNESS

Payable to clearing organization and customers	$ 305,810
Accrued liabilities	13,000
Less: special reserve requirement	(318,810)
Aggregate indebtedness	$ -

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 250,000
Percentage of aggregate indebtedness to net capital	0%
Ratio of aggregate indebtedness to net capital	-

The computation of net capital pursuant to Rule 15c3-1 as of December 31, 2002, computed by the Company in its Form X-17A-5, Part IIA, does not materially differ from the above computation, which is based on audited financial statements.

SCHEDULE II

COSSÈ INTERNATIONAL SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2002

CREDIT BALANCES	
1. Free credit balances and other credit balances in customers' security accounts	$305,810
DEBIT BALANCES	
12. Debit balances in customers' cash and margin accounts excluding unsecured accounts, proprietary accounts and accounts doubtful of collection	942
EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS	$304,868
REQUIRED DEPOSIT (EXCESS TOTAL CREDITS OVER TOTAL DEBITS X 105% FOR MONTHLY COMPUTATION)	$320,111
AMOUNT HELD ON DEPOSIT IN RESERVE BANK ACCOUNTS	$357,410

The computation for determination of reserve requirements pursuant to Rule 15c3-3 as of December 31, 2002, computed by the Company in its Form X-17A-5, does not differ materially from the above computation, which is based on audited financial statements.

COSSÈ INTERNATIONAL SECURITIES, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2002

The market value and number of items of:

1.	Customers' fully paid securities not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time requirements specified under Rule 15c3-3.	None
	Number of items	None
2.	Customers' fully paid securities for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	None
	Number of items	None

SCHEDULE IV

COSSÈ INTERNATIONAL SECURITIES, INC.
SIPC ANNUAL ASSESSMENT REQUIRED BY RULE 17a-5
DECEMBER 31, 2002

The Company is not required to issue a supplemental report under subparagraph (e)(4) of Rule 17a-5 of the Securities Exchange Act of 1934 for the year ended December 31, 2002. The Company's SIPC assessment is a minimum assessment as provided for in Section 4(d)(1)(c) of the Securities Investor Protection Act of 1970, as amended.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors and Stockholder
Cossè International Securities, Inc.

In planning and performing our audit of the financial statements of Cossè International Securities, Inc. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Cossè International Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g); (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 220.8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MOSS ADAMS LLP

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of internal control structure practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of the board of directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Seattle, Washington
January 10, 2003

COSSÈ INTERNATIONAL SECURITIES, INC.

INDEPENDENT AUDITOR'S REPORT
and
FINANCIAL STATEMENTS
with
SUPPLEMENTAL INFORMATION

DECEMBER 31, 2002

COSSÈ INTERNATIONAL SECURITIES, INC.

INDEPENDENT AUDITOR'S REPORT
and
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

MOSS ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder
Cossè International Securities, Inc.

We have audited the accompanying statement of financial condition of Cossè International Securities, Inc. as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Cossè International Securities, Inc. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Seattle, Washington
January 10, 2003

A member of
Moores Rowland International
an association of independent
accounting firms throughout
the world

COSSÈ INTERNATIONAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash, subject to immediate withdrawal	$ 616,804
Segregated cash	357,410
Receivable from customers	951
Securities owned	7,804
Note receivable	6,216
Deposits with clearing organization and others	134,433
Property, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $132,566	8,097
	$ 1,131,715

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Payable to customers	$ 305,810
Accrued liabilities	13,000
	318,810
COMMITMENT (Note 7)	
STOCKHOLDER'S EQUITY	
Common stock, $100 par value, 500 shares authorized, 250 shares issued and outstanding	25,000
Retained earnings	787,905
	812,905
	$ 1,131,715

See accompanying notes.

Note 1 - Summary of Significant Accounting Policies and Operations

Operations - Cossè International Securities, Inc. (the Company) operates as a securities broker-dealer for the accounts of customers. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

Securities Transactions - Securities transactions and the related commission revenue and expense are recorded on a settlement date basis, generally three business days after the trade date. The results of operations using the settlement date basis are not materially different from recording such transactions on a trade date basis.

Receivable from and Payable to Customers - Accounts receivable from and payable to customers include amounts due on cash transactions. Securities owned by customers are held as collateral for receivables.

Securities Owned - Securities owned are marked to market at month end. Investment securities owned consist of funds held within a money market fund, the fair market value of which approximates cost at December 31, 2002.

Use of Estimates - The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Depreciation - Depreciation is provided using the straight-line method over estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Federal Income Tax - The Company has elected S corporation status for tax purposes and its income is included in the personal tax return of its stockholder. The Company generally makes distributions to the stockholder to pay the liabilities arising from this election.

Note 2 - Segregated Cash

In accordance with regulations of the Securities and Exchange Commission, the Company maintains special reserve bank accounts for the exclusive benefit of customers. At December 31, 2002, $357,410 was held in segregated accounts.

Note 3 - Note Receivable

The Company has a non-interest bearing note receivable from a former employee whereby it receives annual payments totaling $1,200. The balance is shown net of $6,684 unamortized discount to reflect present value at an effective annual interest rate of 15%.

Note 4 - Line of Credit Agreement

The Company has a $2,000,000 line of credit with a bank, which is subject to renewal on July 1, 2003. Interest is payable at the bank's prime rate. The Company's stockholder guarantees the line. At December 31, 2002, the Company had no outstanding borrowings under this agreement.

Note 5 - Deposits with Clearing Organization and Others

The Company has agreements with National Securities Clearing Corporation and Depository Trust Company whereby these organizations clear all trades and perform certain other services for the Company. The agreements are cancelable with written notice by either party. As part of these arrangements, the Company is required to maintain deposits at the organizations and must maintain excess net capital of $500,000 (Note 8).

Note 6 - Employee Benefits

The Company has established a retirement plan, the Cossè International Securities, Inc. Salary Deferred 401(k) Profit Sharing Plan and Trust (the Plan). All salaried employees are eligible to participate in the Plan. There are no age or length of service requirements. Employer contributions are discretionary. Allocation to participants is based on employee compensation. Employer contributions vest to the participant gradually with 100% vesting after six years.

Note 7 - Commitment

The Company leases its office space under an operating lease that expires April 30, 2003. Rental expense under the lease was approximately $103,300 for the year ended December 31, 2002. The Company is obligated to pay $35,320 in minimum lease payments in 2003.

Note 8 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $794,003, which was $544,003 above its required net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 0% at December 31, 2002.

Note 9 - Report on Internal Control

In accordance with certain rules of the Securities and Exchange Commission, a report on the Company's internal accounting control was furnished to the Commission. A copy of the report is available for examination at the Company's office or at the regional office of the Securities and Exchange Commission.

Note 10 - Concentrations of Credit Risk

The Company is actively involved in securities brokerage and trading. These services are provided to a large and diversified group of clients. The Company's exposure to credit risk associated with the non-performance of these clients in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of clients to satisfy their obligations to the Company.

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash. From time to time, the Company has a cash balance in excess of the federally insured limit at a single financial institution. Management believes the Company is subject to minimal risk as it places its cash with high credit quality financial institutions.